SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

 For the transition period from _____________________ to _______________________

                         Commission File Number: 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           TRUSTCORP MORTGAGE COMPANY

                        EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1st Source Corporation

                             100 N. Michigan Street

                            South Bend, Indiana 46601

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        TRUSTCORP MORTGAGE COMPANY
                                        EMPLOYEE RETIREMENT SAVINGS PLAN

                                        By the Plan Administrator:
                                        TRUSTCORP MORTGAGE COMPANY


Date:  June 27, 2003                    /s/ Jay A. Rudynski
                                        ----------------------------------------
                                        Jay A.Rudynski, Chief Financial Officer

                        Financial Statements and Schedule

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                           Trustcorp Mortgage Company

                        Employee Retirement Savings Plan

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                    CONTENTS

Report of Independent Accountants ............................................1

Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4


Schedule of Assets Held for Investment Purposes at Year End...................8

Exhibits

Consent of Independent Auditors.....................................Exhibit 23.1
Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002..........................................Exhibit 99.1
Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002..........................................Exhibit 99.2

                        Report of Independent Accountants

Board of Directors
Trustcorp Mortgage Company

We have audited the accompanying statements of net assets available for benefits of the Trustcorp Mortgage Company Employee Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     s/ Ernst & Young LLP
                                                     --------------------

Columbus, Ohio
June 23, 2003

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                              DECEMBER 31,

                                                           2002            2001
                                                      --------------------------

ASSETS

Cash and cash equivalents                             $   35,204      $   35,549

Investments at fair value
    Common stock                                         474,928         627,067
    Mutual funds                                       2,022,428       2,477,279
    1st Source Bank common trust fund                    590,188         132,486
    Participant loans receivable                         240,387         183,721
                                                      ----------      ----------
      Total investments                                3,327,931       3,420,553

Contribution receivable

    Employer                                               8,553         210,427
    Employee                                              22,146          25,256
                                                      ----------      ----------
                                                          30,699         235,683

    Other Receivables                                      7,404           5,355

Total assets                                           3,401,238       3,697,140

LIABILITIES

Accrued expenses payable                                  12,374           9,281
Investment purchases payable                              15,016            --
                                                      ----------      ----------
Total liabilites                                          27,390           9,281
                                                      ----------      ----------

Net assets available for benefits                     $3,373,848      $3,687,859
                                                      ==========      ==========


SEE ACCOMPANYING NOTES.

                Trustcorp Mortgage Company Employee Retirement Savings Plan

                 Statement of Changes in Net Assets Available for Benefits

                                                           FOR THE YEAR ENDED
                                                              DECEMBER 31,
                                                         2002             2001
                                                     -------------------------

Additions

    Investment income:

      Interest                                      $    19,213    $    20,899
      Dividends                                          45,903         47,264
      Capital (losses) gains                           (104,315)       (24,517)
                                                    ------------    -----------
                                                        (39,199)        43,646
                                                    -----------     -----------
    Contributions:

      Employer                                          146,278        319,670
      Employee                                          392,153        304,717
                                                    -----------     -----------
                                                        538,431        624,387
                                                    -----------     -----------
Total additions                                         499,232        668,033

DEDUCTIONS

    Net depreciation (appreciation)
        in fair value of investments                    232,489        (32,422)
    Benefits paid to participants                       552,963        225,831
    Plan expenses                                        27,791         24,308
                                                    -----------     -----------
Total deductions                                        813,243        217,717
                                                    -----------     -----------

Net (decrease) increase                                (314,011)       450,316

Net assets available for benefits:

    Beginning of year                                 3,687,859      3,237,543
                                                    -----------     -----------
    End of year                                     $ 3,373,848    $ 3,687,859
                                                    ===========    ===========


SEE ACCOMPANYING NOTES.

          Trustcorp Mortgage Company Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2002



1. DESCRIPTION OF THE PLAN

GENERAL

The Trustcorp Mortgage Company Employee Retirement Savings Plan (the "Plan") is a defined contribution plan covering substantially all employees of Trustcorp Mortgage Company ("Trustcorp") who have attained age 21 and completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Trustcorp is a wholly owned subsidiary of 1st Source Corporation.

The Board of Directors of Trustcorp Mortgage Company may authorize a contribution from consolidated net profit or retained earnings in excess of the 401(k) matching contributions which are also approved by the Board. These discretionary contributions are made in cash and are allocated to each participant based upon provisions of the Plan Agreement.

FUNDING AND VESTING

Participants are permitted to designate up to 15% of their annual compensation as a salary reduction contribution to the Plan under Section 401(k) of the Internal Revenue Code. Beginning in 2002, participants age 50 or older may elect to defer up to an additional $1,000 per year (called "catch-up contributions") to the plan. When applying the discretionary matching contributions, only salary reductions up to six percent (6%) of eligible employee compensation is considered. For the year 2002 and 2001, the discretionary matching contribution percentage was 50%. In addition, as part of the profit sharing component of the Plan, Trustcorp has the discretion to make an additional contribution to the Plan, out of current or accumulated net profits. For the years 2002 and 2001, this discretionary contribution was equal to $0 and $202,000, respectively.

Vesting of participant contributions and Trustcorp's 401(k) matching contributions are immediate. Vesting of the Trustcorp contributions for the profit sharing component of the Plan is based on years of credited service, with participants becoming 100% vested after seven years of credited service. However, a participant becomes 100% vested upon satisfying the requirements for early retirement under the terms of the Plan document.

Each participant's account is credited with the participant's contribution and an allocation of (a) Trustcorp's contribution, (b) Plan earnings net of Plan expenses, and (c) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above the national prime rate as posted in the Wall Street Journal. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence, in which case the repayment term may be up to ten years.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2002 and 2001, $0, has been allocated to participants who had effectively withdrawn from the Plan as of the end of those respective years, but had yet to receive their final distribution.

PLAN TERMINATION

Although it has not expressed any intention to do so, Trustcorp has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement, the Summary Plan Description, or the Employee Handbook for a more complete description of the Plan's provisions. Copies are available from the Trustcorp Human Resources Division.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the aggregate current value as reported by the funds. Loans to participants are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The financial statements of the Trustcorp Mortgage Company Employee Retirement Savings Plan (the "Plan") are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in value by $(232,489) and $32,422, respectively, as follows:

                                      NET APPRECIATION      NET APPRECIATION
                                      (DEPRECIATION) IN     (DEPRECIATION) IN
                                      FAIR VALUE DURING     FAIR VALUE DURING
                                            2002                2001
                                      ------------------ ---------------------

Common stock                           $     (80,083)        $     90,083
Mutual funds                                (160,108)             (60,124)
1st Source Bank common trust fund              7,702                2,463
                                      ------------------ ---------------------
                                       $    (232,489)        $     32,422
                                      ================== =====================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                           2002         2001
                                                        ----------   -----------

1st Source Corporation common stock                     $ 351,214    $ 505,805
Morgan Stanley Institutional International Equity         476,495      423,048
1st Source Monogram Income Equity Fund                    421,885      584,926
1st Source Monogram Diversified Equity Fund               416,327      577,196
1st Source Monogram Special Equity Fund                   417,196      591,789
1st Source Monogram Income Fund                           290,525      300,320
1st Source Bank EB Guaranteed Income Fund                 590,188      132,486

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

Plan assets are held in custody by the trust division of 1st Source Bank, a wholly owned subsidiary of 1st Source Corporation, parent of Trustcorp. Professional fees for the audit of the Plan for the year ended December 31, 2002 were paid by Trustcorp.

The Plan held the following party-in-interest investments at fair value at December 31:

                                                               2002       2001
                                                           ---------   ---------

1st Source Corporation Common Stock                        $ 351,214   $ 505,805
1st Source Monogram Income Equity Fund                       421,885     584,926
1st Source Monogram Diversified Equity Fund                  416,327     577,196
1st Source Monogram Special Equity Fund                      417,196     591,789
1st Source Monogram Income Fund                              290,525     300,320
1st Source Bank Employee Benefit Guaranteed Income Fund      590,188     132,486

Plan transactions with parties-in-interest during the years ended December 31, 2002 and 2001 were as follows:

    IDENTITY               RELATIONSHIP                   2002             2001
    --------               ------------                   ----             ----

RSM McGladrey, Inc.    Recordkeeper & Tax Accountant   $ 19,021        $ 15,280
1st Source Bank        Trustee                            8,770           9,028
                                                       --------        --------
                                                       $ 27,791        $ 24,308
                                                       ========        ========

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 18, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has subsequently been amended and restated. The Plan sponsor intends to seek a determination letter as to the qualification of the Plan as amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

           Trustcorp Mortgage Company Employee Retirement Savings Plan

                  Schedule H, Line 4i - Schedule of Assets Held
                      for Investment Purposes at Year End

                                December 31, 2002

                                                                EIN: 35-1933290

                                                                Plan Number: 003


         IDENTITY OF ISSUE,
          BORROWER, LESSOR
          OR SIMILAR PARTY                               DESCRIPTION OF INVESTMENT      FAIR VALUE

    -----------------------------------------------------------------------------------------------

    Common Stock:

 *    1st Source Corporation                                     20,968 shares         $  351,214
      Key Corp                                                    4,921 shares            123,714
                                                                                       -----------
                                                                                          474,928

    Mutual Funds:

      Morgan Stanley Institutional
        International Equity Fund                                 32,771 units            476,495
 *    1st Source Monogram Income Equity Fund                      44,362 units            421,885
 *    1st Source Monogram Diversified Equity Fund                 73,686 units            416,327
 *    1st Source Mongram Special Equity Fund                      51,002 units            417,196
 *    1st Source Monogram Income Fund                             27,881 units            290,525
                                                                                       -----------
                                                                                        2,022,428

    Common Trust Funds:

 *    1st Source Bank Employee Benefits                           25,256 units            590,188
                                                                                       -----------
           Guarenteed Income Fund                                                         590,188

    Loans to Participants:                             $240,387 principal amount,
                                                       interest rates ranging from
                                                          5.75% to 10.50%,
                                                          maturities through 2009         240,387
                                                                                       -----------
                                                                                          240,387

    Total Assets Held for Investment
        Purposes at End of Year:                                                       $3,327,931
                                                                                       ===========






 * Indicates a party-in-interest to the Plan.

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